Partners (admitted in Hong Kong)	26th Floor, Gloucester Tower
Justin M. Dolling[4]	The Landmark
David Patrick Eich[1,3,4]	15 Queen’s Road Central
Douglas S. Murning[4]	Hong Kong
Nicholas A. Norris[4]
John A. Otoshi[2]	Telephone: +852 3761 3300	David Zhang
Jesse D. Sheley[1]	Facsimile: +852 3761 3301	To Call Writer Directly:
Dominic W.L. Tsun[2,4]		+852 3761 3318
Li Chien Wong	www.kirkland.com	David.zhang@kirkland.com
Ashley Young[4]
David Yun[4,5]

Registered Foreign Lawyers
Pierre-Luc Arsenault[2]
Christopher Braunack[4]
Albert S. Cho[2]
Benjamin Su2
David Zhang[2]
Fan Zhang[1]

December 3, 2012

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:              Canadian Solar Inc.
Schedule TO-I
Filed November 15, 2012
File No. 005-82485

Dear Ms. Duru:

On behalf of our client, Canadian Solar Inc., a company incorporated under the laws of the Province of Ontario, Canada (the “Company”), we set forth the response of the Company to the oral comment received on November 20, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s tender offer statement on Form Schedule TO (the “Schedule TO-I”). For ease of reference, we have set forth the staff’s comments with the Company’s response below.

We wish to thank you and other members of the staff for your time and for your review of the enclosed letter.

1.     Please revise to include the back-end withdrawal rights of the security holders in the tender offer.

The Company has revised the disclosure in the Schedule TO-I to provide for the back-end withdrawal rights pursuant to Section 14(d)(5) and Rule 13e-4(f)(z) of the Securities Exchange Act of 1934, as amended.  The Company has amended Item 4(a) of the Schedule TO-I by adding the following:

1. Admitted in the State of Illinois (U.S.A.)

2. Admitted in the State of New York (U.S.A.)

3. Admitted in the State of Wisconsin (U.S.A.)

4. Admitted in England and Wales

5. Admitted in New South Wales (Australia)

Chicago	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

“After the expiration of the offer under Put Right Purchase Offer (the “Offer”), if the Company has not accepted for payment the Securities each Holder has tendered to the Company, such Holder may withdraw its Securities after midnight, New York City time, on January 16, 2013, which is the 40th business day following the commencement of the Offer.”

*        *        *

The Company hereby acknowledges that:

•                       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                       Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of our above response, please give me a call at +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at +852 3761 3306 (work) or +852 9881 9371 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David T. Zhang
David T. Zhang
of Kirkland & Ellis International LLP

cc:                                Shawn (Xiaohua) Qu, Chairman, President and Chief Executive Officer, Canadian Solar Inc.
Benjamin Su, Esq., Kirkland & Ellis International LLP